Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 28, 2014

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on March 14, 2014 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 116 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of making material revisions  to the Port Street Quality Growth Fund (the “Fund”).  PEA No. 116 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on January 27, 2014, and is scheduled to become effective on  March 28, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.
With respect to the Principal Investment Strategies discussion and the Fund’s three core principles, please explain these principles and how they are consistent with those of an equity growth fund strategy.

The Trust responds by deleting the Fund’s three core principles and replacing them with the following:

The Fund’s approach to investing focuses on those companies that can be purchased at market prices below their fair value with a record of consistent, above average profit growth; strong balance sheets; sustainable competitive advantages; and capable management.  The source of such growth is persistently above average profitability, which, when combined with a sensible policy relating to the payout of such profits and intelligent re-investment, results in the compounding of retained earnings and long-term growth.  The Fund’s investment strategy is designed to grow purchasing power in excess of inflation and outperform the general market over time while mitigating losses during periods of economic adversity.

2.
Within the Principal Investment Strategies discussion, please review the process used to identify potential investment opportunities.  Specifically, “The Sub-Adviser further evaluates the companies on the focus list using discounted cash flow analysis and risk adjusted minimum expected return analysis to estimate each company’s intrinsic value and determines target purchase ranges.  The result of this process is a portfolio of 25 to 45 companies the Sub-Adviser believes are quality issuers with a margin of safety in their target purchases ranges.”  The quoted information does not appear consistent with an equity growth fund strategy.  Please clarify how investment opportunities are identified consistent with the Fund’s strategy using “plain English.”

The Trust responds deleting the referenced text and replacing it with the following:

The Sub-Adviser then uses valuation analysis to establish target purchase prices for each company.  The result of this process is a portfolio of 25 to 45 companies the Sub-Adviser believes are quality issuers that have the ability to grow future profits in excess of market averages and are priced at a discount to their intrinsic values.

3.
Within the Principal Investment Strategies discussion, the Fund states that it may invest in Exchange-Traded Funds (“ETFs”) to the extent permitted by the Investment Company Act of 1940, as amended.  Please confirm that such investments will not result in acquired fund fees and expenses greater than 0.01% or include a line item in the Fee Table for such expenses based on estimated amounts for the Fund’s current fiscal year.

The Fund has estimated its acquired fund fees and expenses for its first year of operations as required by Instruction 3(f) of Item 3 of Form N-1A.  Because the Fund does not expect to incur acquired fund fees and expenses that exceed 0.01% of the estimated average net assets of the Fund, the Fund has included these fees and expenses under the caption “Other Expenses.”

4.	Within the Principal Risks discussion, please consider removing legal terms from the “Diversification Risk” disclosure.

The Trust responds by renaming “Diversification Risk” to “Limited Holdings Risk” and revising the disclosure as follows:

The Fund may have a relatively high percentage of assets in a single or small number of issuers, which may result in increased volatility. .

5.
The staff notes that the Principal Risks discussion includes “Foreign Securities Risk” and “ADR Risk” but that the Principal Investment Strategies discussion only references investments in ADRs.  Please confirm whether the Fund will invest in foreign securities, other than ADRs, and revise the Principal Risks discussion and/or Principal Investment Strategies discussion as appropriate.

The Trust confirms that, as disclosed in the Fund’s Principal Investment Strategies, the Fund intends only to invest principally in ADRs.  Because ADRs are generally subject to the same risks as foreign securities, the Trust believes that the inclusion of both “Foreign Securities Risk” and “ADR Risk” is appropriate and necessary for shareholders to fully appreciate the risks of investing in ADRs.

6.	Within the Principal Risks discussion, please consider whether there are specific risks associated with investing in growth securities that would benefit shareholders if disclosed.

The Trust responds by adding the following principal risk:

Growth-Style Investing Risk.  Investors expect growth companies to increase their earnings at a certain rate that is generally higher than the rate expected for non-growth companies.  If a growth company does not meet these expectations, the price of its stock may decline significantly, even if it has increased earnings.  Growth companies also typically do not pay dividends.  Companies that pay dividends may experience less significant stock price declines during market downturns.

7.
Pursuant to General Instruction C.3.b of Form N-1A, disclosure that is not “required or permitted” may not be included in the Summary section.  Please consider moving the first paragraph of the “Management” discussion to the “Management of the Fund” section of the statutory Prospectus.

As requested, the Trust has removed the first paragraph of the “Management” discussion in the Summary Section of the prospectus.  However, the Trust believes that certain portions of the removed paragraph describe critically important components of the Adviser’s current and prospective investment strategy for the Fund that potential investors clearly should be apprised of in the Summary Prospectus.  The Trust consequently has modified the third paragraph of the “Principal Investment Strategies” section of the Summary Prospectus to read as follows, with changes underlined:

The Fund divides responsibility for investment management between the Adviser and Saratoga Research & Investment Management, an unaffiliated sub-adviser (the “Sub-Adviser” or “Saratoga”).  As part of its services to the Fund, the Adviser evaluates and recommends professional investment managers to serve as sub-advisers, formulates and implements the Fund’s investment program, and oversees the management of the Fund’s investments by the Sub-Adviser.  The Adviser may make specific portfolio investments for the Fund’s portfolio if the Adviser allocates all or a portion of the Fund’s assets for its direct management. Subject to the Adviser’s oversight, the Sub-Adviser is primarily responsible for the day-to-day portfolio management of the Fund.  The Fund, the Trust and the Adviser intend to apply to the U.S. Securities and Exchange Commission (the “SEC”) for an exemptive order that will permit the Adviser, subject to Board approval, to enter into new or modified sub-advisory agreements with existing or new sub-advisers for the Fund without obtaining the approval of Fund shareholders. There is no guarantee that such an order will be issued.

8.
Please review the Fund’s Principal Investment Strategies disclosed pursuant to Item 4.a of Form N-1A to ensure that, to the extent permitted by General Instruction C.3.b of Form N-1A, such discussion is a complete summary of your response to Item 9.b.

The Trust has reviewed the Principal Investment Strategies disclosed pursuant to Item 4.a of Form N-1A and confirms that it has summarized the response to Item 9.b to the extent permitted by General Instruction C.3.b of Form N-1A..

Management of the Fund

9.	Within the Similarly Managed Account Performance discussion, please confirm that the performance returns shown are net of all fees and expenses.

The Trust confirms supplementally that it has confirmed with the Fund’s Adviser and Sub-Adviser that the performance returns shown are net of brokerage commissions and execution costs and all fees and expenses payable to the Adviser and/or Sub-Adviser.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Thomas G. Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.